

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2010

Jack E. Salmon, Chief Financial Officer
RAIT Financial Trust
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

>   **Re: RAIT Financial Trust**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 001-12616**

Dear Mr. Salmon:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1. Business, page 1

Investments in Real Estate, page 5

1.   We note that you have provided occupancy data on page 13 of your quarterly report for the period ended June 30, 2010. Please provide us with additional operating data, including the average effective annual rental per square foot or unit and a ten-year lease expiration schedule, for non residential properties. For your commercial properties, please tell us the type of leases utilized. Alternatively tell us why such information is not material. Please confirm that you will include similar disclosure in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor